September 19, 2025

Harvey Grossblatt
Chief Executive Officer
UNIVERSAL SAFETY PRODUCTS, INC.
11407 Cronhill Drive, Suite A
Owings Mills, MD 21117-3586

       Re: UNIVERSAL SAFETY PRODUCTS, INC.
           Registration Statement on Form S-1
           Filed September 16, 2025
           File No. 333-290304
Dear Harvey Grossblatt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Kenneth A. Schlesinger